Exhibit 99.2

Rectitude Holdings Ltd Announces Closing of $8 Million Initial Public Offering

SINGAPORE, June 24, 2024 – Rectitude Holdings Ltd (the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a public offering price of $4.00 per ordinary share, for total gross proceeds of $8,000,000, before deducting underwriting discounts, commissions, and other related expenses.

The Company has granted A.G.P./Alliance Global Partners (“A.G.P.” or “Representative”), the underwriter, an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 300,000 ordinary shares at the initial public offering price, less underwriting discounts to cover over-allotments, if any. Shares of the Company’s common stock began trading on the Nasdaq Capital Market under the symbol “RECT” on June 21, 2024.

The Offering was conducted on a firm commitment basis. The Company intends to use the proceeds from the Offering for marketing and promotional campaigns, product development, digital transformation and system upgrades, along with working capital and general corporate purposes.

A.G.P./Alliance Global Partners acted as the sole book-running manager for the Offering. Ortoli Rosenstadt LLP acted as U.S. counsel to the Company, and The Crone Law Group P.C. acted as U.S. counsel to A.G.P. in connection with this Offering.

A registration statement on Form F-1 (File No. 333-276517) was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on June 20, 2024. A final prospectus relating to the Offering dated June 21, 2024 has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this Offering, when available, may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, Telephone: (212) 624-2060; Email: prospectus@allianceg.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rectitude Holdings Ltd

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jlin@lambert.com